EXHIBIT 99.1



News Release

Investor Contact: **Yasmin Seyal**
Senior Vice President & Chief Financial Officer
916-351-8585

Press Contact: **Linda Beech Cutler**
Vice President, Corporate Communications
916-351-8650

For Immediate Release


Gregory Kellam Scott Joins GenCorp as
Senior Vice President and General Counsel


Sacramento, Calif., — September 9, 2002 — Terry Hall, president and CEO of GenCorp Inc. (NYSE:GY), announced today that former Colorado Supreme Court Justice Gregory Kellam Scott has joined GenCorp as Senior Vice President, Law; General Counsel and Secretary, replacing William Phillips who will be retiring in accordance with plans he announced in November 2001. Mr. Scott has assumed responsibility for GenCorp's legal affairs, including its corporate, securities, environmental, litigation and contract matters.

"Gregory is uniquely qualified to lead our legal team," said Mr. Hall. "He brings a rare mixture of regulatory, securities, environmental and corporate governance expertise, all of which are critical to GenCorp as we execute our strategy of corporate growth and business diversification, while continuing to manage environmental remediation efforts and litigation activities."

Mr. Scott has a distinguished legal career spanning more than 25 years, including public service as a justice of the Colorado Supreme Court and positions of responsibility in the corporate, academic and governmental arenas. From 1993 to 2000, Mr. Scott served as a justice on the Colorado Supreme Court, where he authored more than 100 majority opinions for Colorado's highest court. In March 2000, Judge Scott stepped down from the bench to return to the private sector when he was named vice president and general counsel of Kaiser-Hill Company, LLC in Golden, Colorado. For the past two years, he directed the legal affairs of the Department of Energy contractor managing the clean up of the former Rocky Flats nuclear weapons facility, directing the firm's legal affairs related to its operations and environmental remediation activities.


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Mr. Scott has also served as vice president and general counsel for Commercial Energies, Inc, a privately held energy company that provided natural gas to Department of Defense agencies under federal contracts.

In 1977, Mr. Scott began his legal career as a trial attorney with the Securities and Exchange Commission, in the SEC's Denver office.

Before his appointment to the Colorado Supreme Court, Mr. Scott was a member of the teaching faculty of the University of Denver College of Law, where he chaired the Business Planning Program and taught federal securities regulation and corporations. He has also held administrative positions at Rutgers University and Trenton State College in New Jersey.

Mr. Scott is the recipient of several awards and is active in a number of civic and community organizations. He has been inducted into the Blacks in Colorado Hall of Fame and the Rutgers University Hall of Distinguished Alumni. He has also served on a number of American delegations travelling abroad, serving as co-chair of the American delegation that observed the 1997 presidential elections in Gabon, Africa. Mr. Scott is also a member of the national board of directors of the Constituency for Africa, which is led by its chair, former California Congressman Ron Dellums and by its vice chair, former Congressman Jack Kemp.

Graduating with honors, Mr. Scott received his law degree from the Indiana University School of Law—Indianapolis. He also holds a graduate degree from Rutgers University and a Bachelor of Science degree in Environmental Science from the Rutgers College of Agriculture and Environment Science.

Mr. Scott and his wife, Carolyn, will be relocating from Denver to Sacramento, GenCorp's corporate headquarters.

GenCorp is a multinational, technology-based manufacturer with leading positions in the automotive, aerospace and defense, and pharmaceutical fine chemicals industries. For more information, visit the Company's website at www.gencorp.com.

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